OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67547

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CHURCHILL CAPITAL USA, INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 EAST 53RD STREET, 17TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS A ALMERINI	(908) 944-9897	LOUIS.ALMERINI@CHURCHILLCAP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DAVID LUNDGREN & COMPANY
(Name – if individual, state last, first, and middle name)

505 NORTH MUR-LEN ROAD	OLATHE	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>CLIFFORD B ACKERS</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>CHURCHILL CAPITAL USA, INC</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Ronen Cohen*

Title: CHIEF EXECUTIVE OFFICER

This filing** contains (check all applicable boxes):

- �* (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CHURCHILL CAPITAL USA, INC.

A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

AS OF DECEMBER 31, 2025

CHURCHILL CAPITAL USA, INC.

A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2025
TABLE OF CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Churchill Capital USA, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Churchill Capital USA, Inc. as of December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Churchill Capital USA, Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Churchill Capital USA, Inc.'s management. Our responsibility is to express an opinion on Churchill Capital USA, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Churchill Capital USA, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Churchill Capital USA, Inc.'s auditor since 2023.

Olathe, Kansas
March 27, 2026

CHURCHILL CAPITAL USA, INC.

A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$ 416,230
Clearing firm deposit	520,118
Clearing firm receivable	144,431
Related party receivables - affiliates	2,107,552
Other receivables	152,556
Prepaid income taxes	38,163
Prepaid expenses and other assets	2,388
TOTAL ASSETS	$ 3,381,438

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 666,851
Related party payable - affiliates	62,537
TOTAL LIABILITIES	729,388

STOCKHOLDER'S EQUITY

Common stock, no par value; 200 shares authorized	
100 shares issued and outstanding	20,000
Additional paid-in capital	325,000
Retained earnings	2,307,050
TOTAL STOCKHOLDER'S EQUITY	2,652,050
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,381,438

The accompanying notes are an integral part of this financial statement.

CHURCHILL CAPITAL USA, INC.
A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

Note 1 - Organization

Churchill Capital USA, Inc. (the "Company"), a wholly owned subsidiary of Churchill Capital Ltd. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") in the state of New York and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a general securities business with institutional investors. The Company received its FINRA approval for membership on July 12, 2007. The Company operates out of an office located in New York City. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note 2 - Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and cash equivalents

The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. There were no cash equivalents held at December 31, 2025.

Revenue Recognition

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

CHURCHILL CAPITAL USA, INC.
A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

Note 2 -   Summary of Significant Accounting Policies (continued)

Commissions

The Company earns revenue by executing transactions for clients in equity securities and options on a riskless principal basis. All performance obligations are satisfied on trade date. Commission revenues are earned and recorded on a trade date basis and are paid on settlement date, and a receivable is recorded between the trade date and the settlement date. Equity trades are executed through the clearing broker (see Note 3). Options transactions are done through other broker dealers and funds are typically received in the normal course of business when those broker dealers have collected them from clients. Until the funds are collected and paid a receivable is recorded, which is reported in the statement of financial condition in other receivables.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of furniture and fixtures is computed on a straight-line basis over the estimated useful lives of four years and depreciation of IT equipment is computed on a straight-line basis over the estimated useful lives of three years.

Other Receivables

The Company has receivables due from other financial institutions including broker dealers for commissions due on security transactions related to options trading. In accordance with ASC Topic 326, Financial Instruments - Credit Losses ("CECL"), the allowance for credit losses is based on the Company's expectation of the collectability of financial instruments utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectations of the collectability in determining the allowance for credit losses. Management does not believe that any allowance is required as of December 31, 2025.

Income Taxes

Income taxes are accounted for in accordance with the provisions of the FASB ASC No. 740 "Accounting for Income Taxes" ("ASC 740"). As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change.

CHURCHILL CAPITAL USA, INC.
A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

Note 2 -   Summary of Significant Accounting Policies (continued)

Effective January 1, 2025, the Company adopted the provisions of the FASB's Accounting Standards Update 2023-09, Improvements to Income Tax Disclosures, that became effective for fiscal years beginning after December 31, 2024. Required disclosures are provided in Note 6 – Income Taxes.

Uncertain tax positions

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statements. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof, as well as other factors. Generally, federal, state, and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2022 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value disclosures

The carrying amounts of cash and cash equivalents, clearing firm deposit, clearing firm receivable, other receivables, related party payable – parent, and accounts payable and accrued expenses approximate fair value because of the short-term nature of these items.

Segment Information

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for fiscal years beginning after December 15, 2023. The additional disclosures required by ASC 280 are provided in Note 13 – Segment Information.

Note 3 - Clearing Broker

The Company clears all of its equity trades through Pershing, LLC ("Pershing") on a fully disclosed basis. For this service, Pershing receives a percentage of the gross commission on each transaction. At December 31, 2025, the Company had a clearing firm deposit of $520,118 with Pershing and a clearing firm receivable of $144,431 comprised largely of commissions earned on equity trades cleared by Pershing and remitted to the Company monthly. The Company considers the clearing firm receivable at December 31, 2025 to be fully collectible based on historical experience and the credit quality of the clearing broker.

Note 4 - Property and Equipment

Property and equipment at December 31, 2025, is fully depreciated as follows:

Furniture and fixtures	$	78,753
Computer and telephone equipment		119,465
Total property and equipment, gross		198,218
Less: Accumulated depreciation		(198,218)
Total property and equipment, net	$	-

Note 5 - Related Party Transactions

The Company has a transfer pricing agreement with its Parent under which the Company and the Parent levy fees as appropriate such that the Company achieves the pre-tax profit margin specified in the agreement. At December 31, 2025, a balance of $2,107,552 was receivable from the Company's Parent, which is included in Related party receivables - affiliates in the Statement of Financial Condition.

Affiliated firms provide administrative, finance, and compliance services to the Company and allocate the cost of those services to the Company.

The Company occupies office space in New York City which it shares with an affiliated firm pursuant to an office use agreement. At December 31, 2025, a balance of $62,537 was payable to this affiliate which is included in Related party payable – affiliates in the Statement of Financial Condition.

Note 6 - Income Taxes

The Company is a C Corporation and is subject to Federal, state, and local income taxation at prevailing statutory rates. The Company used an effective tax rate of 31.3% comprised as follows:

Statutory Federal income tax rate	21.0%
New York State taxes on income, net of Federal income tax benefit	7.0%
New York City taxes on income, net of Federal income tax benefit	7.0%
Reversal of provision for prior year state tax exposures	-3.7%
Total effective tax rate	31.3%

Temporary differences that would have resulted in a deferred tax asset or liability are immaterial, and the Company has no significant net operating loss carry forwards.

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $351,391 which was $101,391 in excess of its required net capital of $250,000. The Company's aggregate indebtedness as a percentage of net capital was 207.57%.

Note 8 – Leases

The Company occupies office space in New York City which it shares with an affiliated firm pursuant to an office use agreement. As of December 31, 2025, the Company is not party to any lease that has a term of one year or more that would require the Company to record a right of use asset and lease liability pursuant to Accounting Standards Codification (ASC) 842.

CHURCHILL CAPITAL USA, INC.
A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

Note 9 – <u>Financial Instruments with Off-Balance Sheet Risk</u>

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 10 – <u>Concentrations and Uncertainties</u>

As of December 31, 2025, 77% or $118,072 of accounts receivable which have been included in other receivables in the statement of financial condition were from four clients, including 54% or $82,025 from one client.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company places its cash with quality institutions. Interest and non-interest-bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts. As of December 31, 2025, the amount in excess of federally insured limits was $166,230.

Note 11 – <u>Pension Plan</u>

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions.

Note 12 – Contingencies

The Company provided a guarantee to the clearing broker, Pershing, that the Company agrees to indemnify the clearing broker for customers introduced by the company that are unable to satisfy the terms of their contract.

The Company is a broker-dealer registered with the SEC and is subject to regulatory supervision by the SEC and FINRA. There are no pending regulatory inquiries that would have a material adverse effect on the financial statements of the Company.

Note 13 – Segment Information

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of executing transactions for clients in equity securities and options on a riskless principal basis. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The accompanying Statement of Financial Condition presents all segment assets of this single reporting segment.

Note 14 – Subsequent Events

The Company evaluated subsequent events through March 27, 2026, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.